CF Finance Acquisition Corp.

110 East 59th Street

New York, NY 10022

December 10, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C., 20549

Attention: Tom Jones

Re:	CF Finance Acquisition Corp.
Registration Statement on Form S-1
Filed November 16, 2018, as amended
File No. 333-228420

Dear Mr. Jones:

On December 6, 2018, CF Finance Acquisition Corp. (the “Registrant”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. EST on Monday, December 10, 2018, or as soon thereafter as practicable. The Registrant hereby withdraws such request.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, December 11, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Howard W. Lutnick
Howard W. Lutnick
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meager & Flom LLP